FRANKLIN TEMPLETON

One Franklin Parkway
San Mateo, CA 94403-1906
tel (650) 312-2000
investors.franklintempleton.com

FOR IMMEDIATE RELEASE

Contact: Franklin Resources, Inc.

Media Relations: Media Relations: Beverly Khoo (929) 773 4670, beverly.khoo@franklintempleton.com

Franklin Templeton Expands Digital Asset Exposure in Franklin Crypto Index ETF (EZPZ)

EZPZ now includes Bitcoin, Ether, XRP, Solana, Dogecoin, Cardano, Stellar Lumens, and Chainlink following index reconstitution

SAN MATEO, CA, December 2, 2025 – Franklin Templeton, a global investment leader with more than $1.6 trillion in assets under management, today announced that the Franklin Crypto Index ETF (Cboe: EZPZ) has expanded its holdings to include a broader set of digital assets following the latest reconstitution of the CF Institutional Digital Asset Index – US-Settlement Price. In addition to Bitcoin and Ether, EZPZ now incorporates XRP, Solana, Dogecoin, Cardano, Stellar Lumens, and Chainlink.

"Our goal with EZPZ has always been to give investors easy access to a diversified field of digital assets through the ETF structure," said David Mann, Head of ETF Product and Capital Markets at Franklin Templeton. "With the index now broadened, the fund reflects a larger portion of the digital asset market while maintaining the operational efficiency and clarity investors expect from our ETF business."

EZPZ seeks to track a free float-adjusted, market capitalization weighted index and holds each digital asset in approximately the same weight as its index representation. This expanded set of holdings enhances EZPZ's ability to pursue broad, market-level representation—reinforcing its aim to serve as a beta for crypto solutions built around both established and emerging blockchain networks.

"Investors are looking beyond the first generation of digital assets for exposure to networks demonstrating real-world adoption at scale, strong community, or functional utility across payments, smart contracts, or data connectivity," said Roger Bayston, Head of Digital Assets at Franklin Templeton. "With the index now capturing this broader set of use cases, EZPZ offers a regulated ETF structure that evolves alongside the digital asset ecosystem."

For more information, please visit Franklin Templeton ETFs and ETPs.

About Franklin Templeton
Franklin Resources, Inc. (NYSE: BEN) is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton's mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the Company offers specialization on a global scale, bringing extensive capabilities in equity, fixed income, alternatives and multi-asset solutions. With more than 1,500 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and $1.69 trillion in AUM as of October 31, 2025. The Company posts information that may be significant for investors in the Investor Relations and News Center sections of its website, and encourages investors to consult those sections regularly. For more information, please visit investors.franklinresources.com.

This is not a direct investment in Bitcoin, Ether, XRP, Solana, Dogecoin, Cardano, Stellar Lumens, or Chainlink (the "Digital Assets"), but rather, an exchange-traded product that invests in Digital Assets.

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only Digital Assets and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the Digital Assets held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the values of the Digital Assets, which have been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of the Digital Assets, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of Digital Assets. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider Digital Assets market, the value of Digital Assets and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of Digital Assets or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of Digital Assets, mining activity, validation activity, digital wallets, the provision of services related to trading and custodying Digital Assets, the operation of the Digital Asset networks, or the Digital Asset markets generally.

The prices used to calculate the value of the Fund's Digital Assets have a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, CF Institutional Digital Asset Index – US-Settlement Price (the "Underlying Index") could experience system failures or errors. Errors in the index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Digital Asset blockchains could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset other than Digital Assets and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell Digital Assets at times when its price is high, or acquire Digital Assets at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from Digital Asset price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of Digital Assets represented by each Share will decrease over the life of the Fund due to the sales of Digital Assets necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of Digital Assets sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Digital Asset Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the Digital Assets it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking.**